UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06007926

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-66165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

21 CAPITAL GROUP, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Franklin 6th Floor
(No. and Street)

CHICAGO	ILLINOIS	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Carlsson 312-337-2122
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 East Northwest Highway, Suite 204	Palatine	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

BEST AVAILABLE COPY

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

6/22/06

OATH OR AFFIRMATION

I, ROBERT A. CARLSSON, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

21 CAPITAL GROUP, INC. as of

DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 29th day of March, 2006

Notary Public

CYNTHIA GUTENPLAN
Commission # 1376168
Notary Public - California
Los Angeles County
My Comm. Expires Sep 22, 2006

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

21 CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

EXHIBIT A

ASSETS

CURRENT ASSETS:		
Cash	$ 10,081	
Due from Officer	10,000	
TOTAL CURRENT ASSETS		$ 20,081

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 299	
TOTAL CURRENT LIABILTIES		$ 299
SHAREHOLDER EQUITY (Exhibit D)		
Common stock; no par value 100,000 shares authorized		
1,000 shares issued and outstanding	$ 1,000	
Additional Paid-in Capital	120,577	
Retained Earnings (Exhibit D)	(101,795)	
TOTAL SHAREHOLDER EQUITY		19,782
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		$ 20,081

THE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT ARE AN INTEGRAL PART OF THIS STATEMENT AND SHOULD BE READ ACCORDINGLY.